Exhibit 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

The following table sets forth, for each of the periods presented, our ratio of earnings to fixed charges or our deficiency of earnings available to cover fixed charges. Our earnings were insufficient to cover fixed charges for the years ended December 31, 2016, 2015 and 2014.

	Six Months Ended June 30,	Year Ended December 31,
	2018	2017	2016	2015	2014	2013
Fixed charges
Contractual interest and financing expenses	$11,357	$11,467	$8,454	$—	$—	$—
Amortization of debt issuance costs	1,513	2,415	5,691	—	—	—
Interest portion of rental expense	25	57	44	31	18	21
Total fixed charges	$12,895	$13,939	$14,189	$31	$18	$21

Income (loss) from continuing operations before tax	$91,928	$37,330	$(650,234)	$(368,088)	$(17,134)	$309,284
Fixed charges per above	12,895	13,939	14,189	31	18	21
	$104,823	$51,269	$(636,045)	$(368,057)	$(17,116)	$309,305

Ratio of earnings to fixed charges	8	4				14,729
Deficiency of earnings available to cover fixed charges			$(636,045)	$(368,057)	$(17,116)